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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
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                               SCHEDULE 13E-4
                       ISSUER TENDER OFFER STATEMENT
   (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                             (AMENDMENT NO. 2)

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                              AMP INCORPORATED
                              (NAME OF ISSUER)

                              AMP INCORPORATED
                    (NAME OF PERSON(S) FILING STATEMENT)

                     ---------------------------------

                      COMMON STOCK, WITHOUT PAR VALUE
          (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                       (TITLE OF CLASS OF SECURITIES)

                                031897-10-1
                   (CUSIP NUMBER OF CLASS OF SECURITIES)

                             DAVID F. HENSCHEL
                            CORPORATE SECRETARY
                              AMP INCORPORATED
                               P.O. BOX 3608
                    HARRISBURG, PENNSYLVANIA 17105-3608
                               (717) 564-0100
               (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                ON BEHALF OF THE PERSON(S) FILING STATEMENT)

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                                  COPY TO:

                             PETER ALLAN ATKINS
                             DAVID J. FRIEDMAN
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                              919 THIRD AVENUE
                       NEW YORK, NEW YORK 10022-3897
                               (212) 735-3000

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                              OCTOBER 9, 1998
   (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

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      This Amendment No. 2 amends and supplements the Issuer Tender Offer
 Statement on Schedule 13E-4 dated October 9, 1998, as amended (the ''Schedule 13E-4"), filed by AMP Incorporated, a Pennsylvania corporation (the ''Company''), in connection with AMP's offer to purchase up to 30,000,000 shares of its common stock, without par value (the ''Shares''), including the associated common stock purchase rights (the ''Rights''), at a price of $55 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 9, 1998 (the ''Offer to Purchase'') and the related Letter of Transmittal (which, as amended from time to time, together constitute the ''Offer''). Copies of the Offer to Purchase and the Letter of Transmittal are filed with the Securities and Exchange Commission as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 13E-4.

      Unless otherwise indicated, all defined terms used herein shall have the same meaning as those set forth in the Offer to Purchase.

  ITEM 3.   PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER.

      Item 3 paragraphs (a)-(j) is hereby amended by supplementing the description set forth in ''Section 7. Background and Purpose of the Offer; Certain Effects of the Offer'' of the Offer to Purchase, which is incorporated herein by reference, by adding the following paragraph at the end of the text set forth in such section under the caption entitled "Litigation":

      On November 2, 1998, the United States Court of Appeals for the Third Circuit issued an order denying AlliedSignal's motion to stay the District Court's injunction. A copy of the order issued by the Court of Appeals is filed as Exhibit (c)(20) hereto and is incorporated herein by reference.

 ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

 Item                      Description
 ----                      -----------

 (c)(19) Court Order, entered October 21, 1998 in the United States District Court for the Eastern District of Pennsylvania in AMP Incorporated v. AlliedSignal Inc., et al. (Civil Action No. 98-CV-4405) and AlliedSignal v. AMP Incorporated (Civil Action No. 98-CV-4058).

 (c)(20) Court Order, entered November 2, 1998 in the United States Court of Appeals for the Third Circuit in AMP Incorporated v. AlliedSignal Inc., et al. (Civil Action No. 98-CV-4405) and AlliedSignal v. AMP Incorporated (Civil Action No. 98-CV-4058).



                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  AMP Incorporated


                                  By: /s/ Robert Ripp
                                     ------------------------------
                                     Name:  Robert Ripp
                                     Title: Chairman and
                                            Chief Executive Officer


 Dated: November 3, 1998



                             INDEX TO EXHIBITS


 Item                   Description
 ----                   -----------

 (c)(19) Court Order, entered October 21, 1998 in the United States District Court for the Eastern District of Pennsylvania in AMP Incorporated v. AlliedSignal Inc., et al. (Civil Action No. 98-CV-4405) and AlliedSignal v. AMP Incorporated (Civil Action No. 98-CV-4058).

 (c)(20) Court Order, entered November 2, 1998 in the United States Court of Appeals for the Third Circuit in AMP Incorporated v. AlliedSignal Inc., et al. (Civil Action No. 98-CV- 4405) and AlliedSignal v. AMP Incorporated (Civil Action No. 98-CV-4058).